Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

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www.faegredrinker.com

September 3, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	RiverNorth Funds (the “Trust”) (Registration Nos. 333-136185 and 811-21934)

Dear Ms. Hamilton:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 6, 2021 relating to the Trust’s September 30, 2020 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on December 4, 2020. For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1.	Comment: Please explain in correspondence the significant variation in the RiverNorth Core Opportunity Fund’s (the “Core Opportunity Fund”) portfolio turnover rate over the two most recently completed fiscal years. Please also confirm compliance with Item 16(e) of Form N-1A.

Response: The Trust confirms that the significant variation in the portfolio turnover of the Core Opportunity Fund was due to premium/discount volatility and a slight change in the Fund's investment strategy. The Trust further confirms that, going forward, it will comply with Item 16(e) of Form N-1A.

2.	Comment: Each of the RiverNorth/DoubleLine Strategic Income Fund (the “Strategic Income Fund”) and the RiverNorth/Oaktree High Income Fund (the “High Income Fund” and together with the Core Opportunity Fund and the Strategic Income Fund, the “Funds”) includes a footnote in its respective Schedule of Investments indicating that certain securities have no contractual maturity date, are not redeemable and contractually pay an indefinite stream of interest. If such securities have a call date, please disclose generally in the footnotes that the securities may be callable.

Response: The Trust confirms that, going forward, the applicable footnotes will be revised to disclose generally that the securities may be callable, if such securities have a call date.

3.	Comment: With respect to the Core Opportunity Fund, please consider further breaking down the Schedule of Investments by the investment strategies of the underlying funds to further align with the information presented in the Management Discussion of Fund Performance (“MDFP”).

Response: The Trust confirms that it will revise the Schedule of Investments accordingly in future reports.

4.	Comment: The principal risks disclosed in each Fund’s prospectus appear in alphabetical order in the 485BPOS filing that was made on January 28, 2021. In the next update of the registration statement and prospectus, please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield and total return. Please note that, after listing the most significant risks, the remaining risks may be alphabetized. Please see ADI 2019-08 (Improving Principal Risks Disclosure).

Response: The Trust confirms that it will order the principal risks to prioritize each Fund’s most significant risks in the next update of the Trust’s registration statement.

5.	Comment: In the Schedule of Investments, please disclose the class of shares held of other registered funds as part of the title of issue in accordance with Regulation S-X, Article 12-12.

Response: The Trust will update the Schedule of Investments accordingly in future reports.

6.	Comment: The line graphs presented in the Annual Report with respect to Class I Shares of the Funds do not assume a $100,000 minimum initial investment at the beginning of the first fiscal year. Please further explain why the line graphs do not conform to Instruction 1 of Item 27(b)(7)(ii)(A) of Form N-1A.

Response: Pursuant to Item 27(b)(7)(ii)(A), the Trust confirms that, going forward, the line graphs will be revised to assume a $10,000 initial investment for Class R Shares and a $100,000 initial investment for Class I Shares for each Fund.

7.	Comment: The High Income Fund’s principal risk disclosure does not describe the fact that investments in bank loans may not be securities, and therefore, may not have the protections afforded by the federal securities laws. Please explain whether the Fund has considered adding these risks as principal risks of investing in the Fund, and if the Fund has determined that they are not principal risks, please explain the basis for that determination. Otherwise, please revise the principal risk disclosure to include these risks as principal risks of investing in the Fund.

Response: The Trust confirms that it will revise the High Income Fund’s principal risk disclosure accordingly with the next update of the Trust’s registration statement.

8.	Comment: The High Income Fund had exposure to derivatives during the last fiscal year. However, the MDFP does not discuss the effect of the derivatives on the performance of the Fund. If the performance of the Fund was materially affected by the derivatives exposure, there should be a discussion of the impact of such exposure on the performance of the Fund in the MDFP. Please explain why there is no discussion regarding the impact of derivatives, and please include going forward.

Response: The Trust confirms that the Fund’s performance was not materially affected by its derivatives exposure during the year; however, it will include a discussion regarding the impact of derivatives, as needed, in future reports.

9.	Comment: With respect to the expense limitation in place for the High Income Fund, please confirm that the recoupment period is limited to three years from the time the expenses were waived or incurred, and that such recoupment is limited to the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of recapture. Please confirm in correspondence and disclose accordingly going forward.

Response: The Trust so confirms and will disclose accordingly in future reports and in the registration statement.

10.	Comment: With respect to the Strategic Income Fund, please explain why the reduction or reimbursement of management or service fees has not been presented as a negative amount or as a reduction of total expenses in accordance with Regulation S-X Item 6-07.2(a).

Response: The Trust confirms it will present these items in accordance with Regulation S-X Item 6-07.2(a) going forward.

11.	Comment: With respect to the Strategic Income Fund, please confirm that the expense ratios disclosed in the Financial Highlights are based on the expenses in the most recent fiscal year’s statement of operations regarding fee waivers and reimbursements. Please see Regulation S-X Item 6-07.2(a), (f) and (g). Please further confirm compliance with Instruction 3(d)(i) of Item 3 of Form N-1A.

Response: The Trust confirms that the expense ratios are calculated based on the Statement of Operations. As footnoted in the Financial Highlights, the expense ratios do not include acquired fund fees and expenses, and as such, the Trust does not separate out the Strategic Income Fund’s waivers of the High Income Fund’s management fees.

12.	Comment: With respect to the Strategic Income Fund and High Income Fund, please explain why the Funds do not list each unfunded commitment separately by portfolio company or borrower in either the Schedule of Investments or in a schedule included within the Notes to the Financial Statements. In addition, please confirm that the unfunded commitments are fair valued.

Response: The Trust confirms that it will present the unfunded commitments accordingly in future reports. The Trust further confirms that the unsettled balances disclosed are at cost or are fair valued.

13.	Comment: According to the Notes to the Financial Statements, the Strategic Income Fund and High Income Fund had certain commitments and contingencies. However, the Statements of Assets and Liabilities do not have disclosure either in amount or by a line item that references the note in the financial statements. Please explain why this disclosure was omitted in the Statements of Assets and Liabilities, and include going forward. Please see Regulation S-X, Item 6-04.15.

Response: The Trust confirms that it presents the funded portions of the investment on the Schedule of Investments and the Statement of Assets and Liabilities but does not include the unfunded amount. The Trust’s rationale is that the unfunded loan commitment amount disclosed is the full future obligation, but a portion of that obligation will likely never be utilized by the borrower. As such, the amount is not known and cannot be estimated, so the Trust does not disclose a corresponding liability.

14.	Comment: With respect to the High Income Fund and the Strategic Income Fund, please explain why the Notes to the Financial Statements do not include all required related party disclosures, such as the nature of the relationship, a description of the transactions, the dollar amounts of the transactions for each of the periods for which income statements are presented, amounts to or from related parties as of the date of each Statement of Assets and Liabilities, and if not otherwise apparent, the terms of settlement. Please see ASC 850-10-50-1 and AICPA Expert Panel meeting minutes dated January 21, 2020.

Response: The Trust confirms that it will include the full required related party disclosures going forward.

15.	Comment: With respect to the Strategic Income Fund, please explain why the affiliates table has not been categorized by majority owned subsidiaries, controlled investments and other affiliates. Please see Regulation S-X, Item 12-14, footnote 1(a).

Response: The Trust confirms that the affiliates table will be so categorized in future reports.

16.	Comment: With respect to the Strategic Income Fund, please explain why the affiliates table has not been categorized as required by Regulation S-X, Item 12-14, Instruction 2.

Response: The Trust confirms that the affiliates table will be so categorized in future reports.

17.	Comment: Please explain why the amounts in the affiliates tables do not tie to the correlated amounts on the related Statement of Operations. Please see Regulation S-X, Item 12-14.

Response: The Trust confirms that the differences between the affiliates table and the amounts on the Statement of Operations relate to the return of capital distributions from the High Income Fund. Accordingly, the Trust labeled the corresponding column as “Distributions” instead of “Dividend Income”.

The preceding comments and related responses have been provided by and discussed with management of the Trust.

The Trust hereby acknowledges that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure in the Annual Report; (2) comments of the SEC Staff or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Annual Report; and (3) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (215) 988-2959 if you have any questions regarding the Trust’s responses.

Very truly yours,

/s/Joshua B. Deringer
Joshua B. Deringer